UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011
Commission File Number: 001-34152
WESTPORT INNOVATIONS INC.
(Translation of registrant’s name into English)
Suite 101, 1750 West 75th Avenue, Vancouver, British Columbia, Canada, V6P 6G2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
☐ Form 20-F ☑ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
________

Exhibits

99.1	Business Acquisition Report dated September 14, 2011
99.2	Schedule 1 — Consolidated Statement of Financial Position as of December 31, 2010 and 2009
99.3	Schedule 2 — Unaudited Consolidated Statement of Financial Position as of June 30, 2011 and December 31, 2010
99.4	Schedule 3 — Unaudited Pro-Forma Condensed Consolidated Financial Statements
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Westport Innovations Inc. (Registrant)
Date: September 15, 2011	By:	/s/ Bill Larkin
Bill Larkin
Chief Financial Officer